Exhibit 99.1

IMPORTANT NOTICE FOR SHAREHOLDERS OF:

ROSETTA GENOMICS LTD.

PLEASE VOTE NOW AND HELP US AVOID FURTHER ADJOURNMENTS!

February 1, 2018

Dear Fellow Shareholder,

At the extraordinary meeting of shareholders held on February 1, 2018, we adjourned the meeting with respect to the proposal set forth and recommended by the Board of Directors of Rosetta Genomics Ltd. (“Rosetta Genomics”), in the proxy statement filed on Form 6-K with the U.S. Securities and Exchange Commission (“SEC”) on December 28, 2017, in order to provide us with time to solicit additional votes to approve the proposal. The meeting has been adjourned until February 15, 2018 at 10:00 am PT at our offices at 25901 Commercentre Drive, Lake Forest, CA 92630.

We are urgently seeking your proxy vote FOR approval of the proposed merger of Rosetta Genomics with a subsidiary of Genoptix, Inc. We wish to emphasize that the Board of Directors has explored many different strategic alternatives and concluded that this merger provides the best option for shareholders. If the merger is not completed, Rosetta Genomics will likely be insolvent (from a cash flow perspective) with no ready options for obtaining additional liquidity and may have to file for bankruptcy protection.

Please take immediate action to vote your Rosetta Genomics shares, preferably by internet or telephone, by following the proxy voting instructions you received by mail. The proxy statement remains available for your review and reference on the SEC’s website on Form 6-K with a filing date of December 28, 2017 or at the following link: https://www.sec.gov/Archives/edgar/data/1362959/000157104917008767/tv482171_ex99-1.htm.

If you have any questions regarding the meeting or need assistance in voting your shares, please call our proxy solicitor, Georgeson LLC, toll-free at 888-505-6583. You may be able to vote your shares over the phone by providing your name, address and the number of Rosetta Genomics shares you own. Our representatives can tell you the voting options that are available to you.

Remember, your vote is very important and counts. Voting now will minimize the expenses associated with further reminder mailings and solicitations calls. Please exercise your shareholder rights and vote today.

Thank you for giving this important matter your immediate attention.

Very truly yours,

/s/ Brian A. Markison

Brian A. Markison

Chairman of the Board

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the merger, Rosetta Genomics has submitted relevant materials to the SEC and other governmental or regulatory authorities, including a proxy statement and form of proxy card. INVESTORS ARE URGED TO READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ROSETTA GENOMICS AND THE MERGER. The proxy statement, proxy card and certain other relevant materials and any other documents submitted by Rosetta Genomics to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. Investors are urged to read the proxy statement and the other relevant materials carefully before making any voting or investment decision with respect to the merger.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this letter contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. These forward-looking statements include, but are not limited to, the consequences to Rosetta Genomics of failing to complete the merger transaction. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Rosetta Genomics and its industry as of the date of this letter. We undertake no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including: (1) Rosetta Genomics may be unable to satisfy conditions to the closing of the proposed merger; (2) the proposed merger may involve unexpected costs, liabilities or delays; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (4) risks that the proposed merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed merger; (5) impact of the merger on relationships with commercial counter-parties; and (6) other risks that may result in the merger not being consummated within the expected time period or at all, as well as the risks described in the filings made by Rosetta Genomics with the SEC. For more details, please refer to the filings made by Rosetta Genomics with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2016, and its Reports of Foreign Private Issuer on Form 6-K furnished to the SEC.